UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

For immediate release
February 27, 2023

METHANEX AND MOL COMPLETE FIRST-EVER NET-ZERO VOYAGE FUELLED BY BIO-METHANOL

VANCOUVER, British Columbia (February 27, 2022) / TOKYO, Japan (February 28, 2022) – Methanex Corporation (Methanex) and Mitsui O.S.K. Lines, Ltd. (MOL) are pleased to announce the dual-fuel vessel “Cajun Sun” successfully completed the first-ever net-zero voyage fuelled by bio-methanol. The voyage is an example of how Methanex and MOL are collaborating to demonstrate the viability of methanol as a marine fuel with a pathway to net-zero emissions.

The Cajun Sun, operated by Methanex’s subsidiary Waterfront Shipping and chartered from MOL, departed from Geismar, U.S. on January 17 and arrived in Antwerp, Belgium on February 4. By blending ISCC-certified bio-methanol that has negative carbon intensity with natural gas-based methanol, net-zero greenhouse gas emissions on a lifecycle basis were achieved for the 18-day trans-Atlantic voyage. This innovative fuel solution offers shipping companies the ability to achieve net-zero carbon emissions today, supporting the industry’s transition to a low-carbon future.

“We’re proud to bring the marine industry a tangible solution to transition towards net-zero emissions through our blended methanol product using bio-methanol produced from renewable natural gas at our facility in Geismar, U.S.,” said Mark Allard, Methanex’s Senior Vice President, Low Carbon Solutions. “As the world’s largest methanol producer, we are establishing a network of relationships with leading renewable natural gas suppliers and assessing other pathways, including carbon capture and storage and e-methanol, to provide solutions for the marine industry and other customers.”

“We’re pleased to complete the net-zero voyage by utilizing bio-methanol. This is another example of what we can collectively accomplish in our long-term partnership with Methanex and Waterfront Shipping that was solidified in early 2022 when we purchased a 40 per cent interest in Waterfront Shipping,” said Kazuhiro Takahashi, MOL’s Executive Officer responsible for Bunker Business Division. “MOL, as a pioneering shipping company, is committed to reducing the environmental impact of the shipping sector. The use of methanol, which can be readily adopted today, is one of the very promising alternative fuels. We are also contributing to various stages of supply chain through the development and usage of alternative fuels in the global shipping industry."

The use of methanol as an alternative marine fuel was pioneered by Waterfront Shipping in 2016 when Methanex, Waterfront Shipping and MOL, in conjunction with other key partners, jointly built the world’s first ocean-going methanol dual-fuel tanker, “Taranaki Sun.”

For more information about methanol as a lower-carbon marine fuel, visit methanex.com or for further details on the voyage, please reach out to the media contacts below.

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Note to editors
The term “net zero” in the news release refers to the total greenhouse gas emissions measured on a lifecycle basis, including the avoided emissions that occurred during the process of bio-methanol production.

About Methanex Corporation
Methanex Corporation is the world’s largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe, and South America. The company’s methanol production sites are located in New Zealand, the United States, Trinidad, Chile, Egypt, and Canada. Methanex is headquartered in Vancouver, Canada, and the company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol MEOH. For more information, please visit www.methanex.com.

About Waterfront Shipping
Waterfront Shipping, a subsidiary of Methanex Corporation, is a global marine transportation company specializing in the safe, responsible, and reliable transport of bulk chemicals and clean petroleum products to major international markets in North America, Asia Pacific, Europe, and Latin America. The company operates the world's largest methanol ocean tanker fleet with 19 of its 30 vessels equipped with methanol dual fuel technology, representing approximately 60 per cent of its fleet. For more information, please visit www.waterfront-shipping.com.

About Mitsui O.S.K. Lines, Ltd.
Mitsui O.S.K. Lines, Ltd. (MOL), founded in 1884, is one of the top shipping companies headquartered in Tokyo, Japan. The company operates about 800 vessels transporting resources, energy, raw materials, and finished products. The company has been involved in shipping methanol since 1983, has owned the first methanol-fuelled ship since 2016, and acquired a 40 per cent stake in Waterfront Shipping in 2022. For more information, please visit www.mol.co.jp/en.

For further information, contact:

Methanex Media Inquiries
Nina Ng, Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851

Methanex Investor Inquires
Sarah Herriott
Director, Investor Relations
+1-604-661-2600 or Toll Free: +1-800-661-8851

Mitsui O.S.K. Lines Inquires
Media Relations Team
Corporate Communication Division: +81-3-3587-7015
mrtmo@molgroup.com

A video and photos accompanying this announcement are available at https://www.methanex.com/news/media-resources.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 27, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary